MB                                          2225 East Randol Mill Road Suite 305

                                            Arlington, Texas 76011
SOFTWARE CORPORATION                        (817) 633-9400    FAX (817) 633-9409
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September 9, 2005

United States
Securities and Exchange Commission
Washington, DC 20549
Mail Stop 6010

Re: SEC comment letter dated July 5, 2005

Dear Mr. Kuhar:

In reference to your letter of July 5, 2005 we respectively submit the following.

Form 10-KSB for the Fiscal Year Ended December 31, 2004.
--------------------------------------------------------

Item 8A. Controls and Procedures, Page 9.
-----------------------------------------

1. We note your disclosure that your principal executive officer and principal financial officer have evaluated your disclosure controls and procedures as of a date within 90 days before the filing date of your annual report. Please revise future filings to disclose management's conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the annual report. Refer to Item 307 of Regulation S-B and Part III.F of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, Release No. 33-8238.

Response: We have corrected on our June 30, 2005 Form 10-QSB. Please review to make sure we have complied.

2. In future filings please revise the language used in your disclosure concerning changes in your internal control over financial reporting to indicate whether there was any changes to your internal control over financial reporting that has materially affected, or that is reasonably likely to materially affect, your internal control over financial reporting, consistent with the language used in amended Item 308(c) of Regulation S-B.

Response: We have corrected on our June 30, 2005 Form 10-QSB. Please review to make sure we have complied.

Report of Independent Register Public Accounting Firms, Page F-2
----------------------------------------------------------------

3. We note that your corporate headquarters is located in Arlington, TX, your operations are based in Ft. Lauderdale, FL and your accountants are located in Phoenix, AZ. Please tell us why your auditor is from Arizona given the locations of your headquarters and operations. While we note your auditors are registered


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with PCAOB,  tell us if they are  licensed to practice in Florida and Texas.  If not, tell us why you believe they were qualified to perform the audit.

Response: Clancy and Co., P.L.L.C., our independent auditors are licensed in Texas, where our corporate headquarters are located and all of our accounting operations are performed. The Company's operations in Ft. Lauderdale, FL, essentially consist of office space leased for our sales force for our product. The Company's product inventory is located in a warehouse distribution facility in Rochester, New York.

Financial Statements
--------------------

Note 3- Business Acquisition, Page F-11
---------------------------------------

4. We see that on August 20, 2004 you acquired all of the outstanding equity interests in Wound Care Innovations, LLC ("WCI") in consideration for the issuance of 6,000,000 shares of restricted stock. It appears that MB Software and WCI are under the "common control" of Mr. Cossutta and Mr. Haire as defined by paragraph 3 of EITF 02-05. If our presumption is correct, tell us why the transaction was not accounted for as the reorganization of entities under common control, i.e., in a manner similar to a polling of interest with assets transferred at their historical costs as required by paragraphs D11 to D17 of SFAS 141. Please tell us your consideration of this accounting basis for this transaction and specifically address your consideration of the common control of MB Software and WCI. If you have appropriately concluded the entities are not under common control, please explain to us what consideration you have given to paragraphs 15 to 19 of SFAS 141 in identifying the acquiring entity. Tell us whether you believe the transaction should be accounted for as a reverse acquisition or recapitalization. Please support your assertions with references to the authoritative accounting guidance upon which you relied. We may have additional comments after reviewing your response.

Response: Mr. Cossutta and Mr. Haire are the controlling shareholders of MB and WCI, however the product and the actual patent holder were controlled and owned by an unrelated party with which WCI had entered into a Distribution Agreement. Accordingly, the acquisition of WCI was effected by MB for the purpose of obtaining the exclusive rights to the product and patent. We did not account for the transaction as a reorganization of entities under common control for this reason, but instead considered the transaction an acquisition, accounted for under the purchase method of accounting because MB acquired the net assets of WCI and obtained control over its net assets. (FAS 141, paragraph 9). MB is considered the acquiring entity in this case as it issued its common shares as consideration in exchange for 100% acquisition interest in WCI. MB ultimately controls the operating and financing decisions of the resulting combined entities as MB's president and board of directors hold a majority of MB's outstanding common stock.

The cost of the acquired entity (WCI) was determined by the fair market value of the 6M securities issued as consideration, as determined by published quoted market prices. Since no cash was exchanged in the transaction, the measurement was based on the fair value of the securities issued, since it was more clearly evident and, thus, more reliably measurable. (FAS 141, paragraph 6)

Note 4 - Related Party Transactions, page F-12
----------------------------------------------

5. We see that you have engaged in various transactions with related parties, including the acquisition of WCI and borrowings from related entities. Related party transactions should be identified and the amounts separately stated on the


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

face of the  income  statement  or balance  sheet,  if  material.  Additionally, paragraphs  2 to 4 of  SFAS 57  require  the  disclosure  of the  nature  of the relationships, a description of transactions, the dollar amount of transactions, the  amounts  due to or from  related  parties  and also the  nature of  control relationships  between related parties even if there are no transactions between the  enterprises.  In  accordance  with SFAS 57,  please tell us more about your
related  party   transactions   and  update  future  filings  to  disclose  this
information.

Response:  We have added the  additional  disclosure  on our June 30,  2005 Form
10QSB. Due to related parties at December 31, 2004, represents the following:

           Related party                     Nature of relationship         Description of transaction   Amounts due from
                                                                                                               (to)
                                                                                                          related parties
------------------------------------- ------------------------------------- --------------------------- --------------------
HEB, LLC, a Nevada Limited            Scott Haire, Chairman President,      Series of funds advanced    $             70,905
Liability Company                     CEO and CFO of this company,          for working capital
                                      controls both entities financing      purposes
                                      and operating decisions
Araldo Cossutta, an individual        Director  and   stockholder  of  the  Funds advanced for                       (76,271)
                                      Company                               working capital purposes
eAppliance Payment Solutions,         Controlling   owners  in  eAppliance  Series of funds advanced                  (2,568)
LLC a Nevada Limited Liability        Payment Solutions, LLC are the        for working capital
Company                               President  and  one  director  of MB  purposes
                                      Software Corporation
Virtual  Payment  Solutions,  LLC     Scott     A.     Haire     is    the  Series of funds advanced                  22,630
a Nevada Limited Liability            Manager/Member   of  this   company,  for working capital
Company                               controls both entities financing and  purposes
                                      operating decisions
Virtual Technology Licensing,         Scott     A.     Haire     is    the  Series of funds advanced                   8,497
LLC a Nevada Limited Liability        Manager/Member   of  this   company,  for working capital
Company                               controls both entities financing and  purposes
                                      operating decisions
Nevada   Multicare,   LLC  a          Scott     A.     Haire     is    the  Series of funds advanced                 (13,655)
Nevada Limited Liability              Manager/Member   of  this   company,  for working capital
Company                               controls both entities financing and  purposes
                                      operating decisions
                                                                                                        --------------------
                                                                                                        $              9,538
                                                                                                        ====================

Form 10QSB for Quarter Ended March 31, 2005
-------------------------------------------

6. We see that you pay $75,000 per year as an option fee to maintain your rights to purchase certain property and you capitalize the amount as an other asset. Please tell us why you believe generally accepted accounting principles permit you to capitalize these payments rather than expense them. Please support your assertions with references to the authoritative accounting guidance upon which you relied. We may have additional comments after reviewing your response.

Response: We capitalized the option fee because it provides a future economic benefit, i.e. the right to purchase the patent and related intellectual property as described in the option agreement for one year and expiring on August 31, 2005, at which time another $75,000 option fee is due and payable or we lose our exclusivity rights. From an accounting perspective, each year the prior year option fee will be expensed and the current period option fee will be capitalized. Similarly, when an event occurs that destroys the future benefit or removes our ability to obtain it, the asset will be expensed. As disclosed in our 2005 second quarter Form 10-QSB, the company lost its exclusive option to


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

distribute the product due to a default under the agreement, and accordingly, the option fee was expensed at that time (April 2005).

Our accounting was based on FASB Concepts Statement No. 6 "Elements of Financial Statements a replacement of FASB Concepts Statement No. 3 (incorporating an amendment of FASB Concepts Statement No. 2.", as defined by:

(i) paragraph 26 - "An asset has three essential characteristics: (a) it embodies a probable future benefit that involves a capacity, singly or in combination with other assets, to contribute directly or indirectly to future net cash inflows, (b) a particular entity can obtain the benefit and control others' access to it, and (c) the transaction or other event giving rise to the entity's right to or control of the benefit has already occurred."

(ii) paragraph 33 - "Once acquired, an asset continues as an asset of the entity until the entity collects it, transfers it to another entity, or uses it up, or some other event or circumstance destroys the future benefit or removes the entity's ability to obtain it."

As requested, we acknowledge the following:

     o the company is responsible for the adequacy of the disclosure in the filing;
     o the staff comments or charges to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
     o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you have further comments or need additional clarification on any of the responses provided.

Sincerely,

/s/ Scott A. Haire

Scott A. Haire, President

SAH/ljs